Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a transcript of Ken Arndt's appearance on the television show Decision Makers, first aired on November 8, 2009:

Bray Cary:  The proposed sale of Verizon to Frontier Communications has been generating plenty of headlines, and here to help us get a better understanding of the transaction and what all’s at stake is Ken Arndt, who’s the Senior Vice President, Southeast General Manager of Frontier Communications.  Again, thank you for joining us.

Ken Arndt:  Thank you for the opportunity.

Bray Cary:  Well, Ken, a lot of conversation going around – people getting nervous about their telephones.  You guys are right now serving about 35% of West Virginia.  You all announced that back in May that you are going to purchase the Verizon operations in West Virginia.  And that’s got to be approved by both the FCC and the Public Service Commission here in West Virginia.  And, I guess the only guys fighting you all right now are the communication workers – the union workers – for Verizon, and we’ll get into all that, but first, you all currently serve about 35% of West Virginia.  Is that right?

Ken Arndt:  That’s correct.

Bray Cary:  And where is that?  Because that’s a third of phones down in this part of the state, at least – no one’s heard.

Ken Arndt:  We serve markets like Bluefield/Princeton.  We serve the eastern panhandle – Charleston.  We serve places like Hundred and Welch, West Virginia – a lot of rural areas throughout the state.

Bray Cary:  And, did you all build those out or have those been acquisitions that you’ve had over the years?

Ken Arndt:  We actually acquired those – the majority of the properties in the state we acquired through GTE.  The former Verizon properties here in the state – GTE, as well as some Alltel properties.

Bray Cary:  Tell us just a little bit about Ver, I’m sorry, Frontier.  You all have started to acquire a lot of rural telephone systems throughout America.  Tell us about the size, the scope and a little bit of your history.

Ken Arndt: Frontier, the Corporation, has been around for about 70 years.  The company actually grew through acquisition.  We - our corporate parent, we just recently renamed our Company Frontier, we, our corporate parent was named Citizens Communications.  And we currently serve 24 -  in - we are a telephone operator in 24 states today, mostly in rural America, although we do serve some urban markets like Rochester, New York, Elk Grove, California, which is a suburb of Sacramento, and Burnsville market which is a suburb of Minneapolis / St. Paul.  So, we’ve grown the company through acquisitions over the past really 10 years, our most recent large acquisition was three years ago where we bought Commonwealth Telephone Enterprises which was the 13th largest telephone company in America and they were headquartered in Pennsylvania.  So we continue to grow and expand and again we are in 24 states with 5,000 employees.

Bray Cary:  And Ken what, what - are you all focused on trying to build these kinds of systems, is that the kind of operator you want to specialize in?

Ken Arndt:  We believe that the future is in broadband.  We believe the future of the landline network, which is what we are, we are a landline provider, we don’t provide wireless or cellular service.  We do provide wireless data, but we are a landline provider.  And - which means that we have connectivity to the home or business.  And we believe that via broadband, via growth and investment in the broadband network, that that is where our growth, and our future growth lies.

Bray Cary:  Does that mean that we would see a major expansion of broadband into the homes in West Virginia, because we have one of the worst penetration rates of any state.

Ken Arndt:  In Verizon territory you do, not in Frontier’s territory in West Virginia.  In Frontier’s footprint, we cover about 92% of the households in the state.  That compares to 60% in the Verizon footprint.

Bray Cary: Well, you know, it’s been well storied, well documented, all of our politicians talk.  If you get really more than a couple of miles outside of a county seat in West Virginia it’s very difficult to get broadband service at least on the hardline.

Ken Arndt: In Verizon’s territory.

Bray Cary: And how quickly if you all are successful in your acquisition – getting it approved.  After approval, after you all take over, what would be the timeline that it would take to build that out?

Ken Arndt: From a timeline perspective, and we’re actually finishing our engineering plans right now.  In fact, our engineering plans will be finished by December 15th of this year.  But my expectation is that within, you know, the first 18 months we would make a substantial increase, raising that 60% exponentially in the first 18 months and making a large investment and bringing in the individuals – the engineering talent and the construction talent to be able to get it done as quickly as possible.

Bray Cary: And do you have to literally rebuild the lines?  Do you have to put a different kind of line in?

Ken Arndt: In some cases, yes.  What we’re focused, we actually, along with the state, filed for broadband stimulus funding for what’s called the middle mile.  And the, not to get too technical but, from your home or business that line comes to a central office and then the central office – that main location – interconnects with other central offices through out the state and the country. What that middle mile allows us to do is provide an upgrade, that network that interconnects those central offices throughout the state and then we will focus on the last mile buildout which will increase speeds, availability and redundancy.

Bray Cary: And would it be fair to say that within five years of your acquisition that we will see a significant improvement in the availability of broadband in West Virginia?

Ken Arndt: I would say within 18 months.

Bray Cary: I’ll take 18 months, I was trying to give you a little cushion. What do you think the future of telephone, just regular telephone service is, hardline –

Ken Arndt: It is an interesting question and I’ll use some numbers to kind of support my approach. In West Virginia today, in 2007, Frontier lost 2.7% of our access lines, so that means 2.7% of the customer base left, either to cable companies, to wireless, to CLEC or just moved out of the state. In Verizon’s footprint, they lost 6.7%, so almost 3 times the rate. In 2008, our access line loss declined to 2%, Verizon’s access line (loss) increased to 8.8%. Now, you’re saying, why is that? Well we’ve put together, and obviously you have to look at some of the markets we’ve served, we’ve put together unique packages, unique approaches that continually add value to landlines. While we’re not naive to believe that there isn’t a substitution going on – there is wireless substitution, people are getting rid of their landlines – but we’re continuing to drive inherent value into that landline, through packaging, providing unique services and some really unique technologies that will be coming down the pipe in the near term.

Bray Cary: And the broadband that you’re talking about , I mean clearly, and everyone acknowledges; hardline broadband, particularly through fiber is much faster, much more robust – much bigger pipe to get data through versus wireless, which is still in its infancy, at least in the development stages.

Ken Arndt: That’s correct.

Bray Cary: Alright Ken, we’re going to take a quick break and we’ll come back and we’ll get into some of the other stuff. We’ll be back on Decision Makers, after this.

Bray Cary: We’re back with Ken Arndt, Senior Vice President from Frontier Communications.  Again, thanks again for being with us.  Let’s talk a little bit, I want to finish up just on your service.  Some phone companies, Verizon being the primary one, have started a cable television provider through those same lines.  Is that something you all will be looking at?

Ken Arndt: Well, as part of this acquisition, we are acquiring some FiOS properties, primarily out West.  FiOS is the Verizon service where they provide cable over that service.  We have not at this point went beyond, we do have the technology in our laboratories.  We have been trialing the technology.  But we also provide satellite service.  And at Frontier, we believe in providing kind of service ubiquity, not trying to differentiate between the haves and the have-nots. And satellite to date provides a very robust service, in fact I’m a little biased, but I believe it is actually better than cable service today.  So that is our primary delivery mechanism for cable programming.  It is bundled into our service offering.  We bill for it.  We take the customer calls for it, for the satellite service.  So that is our primary approach.  Now we have built and in West Virginia, in Charleston, as an example, we have built fiber to the home communities.  Where we have built fiber optics directly to the home.  It is primarily for high bandwidth and delivery and we will be introducing next year some unique cable programming delivery via broadband that I think a lot of people will enjoy.

Bray Cary: Alright.  Now let’s get into the approval process.  The first hurdle you have to have is approval by the West Virginia Public Service Commission to do this and the only real opposition that has surfaced has been from the Verizon union, the CWA, Communications Workers of America, and their main argument is financial instability and they’re looking at some other Verizon transactions – not with you all – that have hit because the companies weren’t well funded or weren’t stable have hit some rough waters. You all, on the other hand, have a track record of being able to take acquisitions, do them right, get them through…and I did a little research. Standard & Poor’s has given you all double B corporate rating on your debt…and for those people that may not know that is a very good rating and it says the outlook is stable and it takes into consideration your acquisition of the West Virginia Verizon. The other thing that’s been pretty noticeable is since the date of May 13th , when you announced this to today, your stock is essentially unchanged. Typically, stocks go down when acquisitions…so both of those speak volumes about the stability of your company and the confidence that Wall Street has, so it would appear to run totally counter to what the union is suggesting.  So, where are you on all that?

Ken Arndt: Um, you know, from a financial standpoint, and, you know, to me it’s about the facts. And if you are looking to invest in companies you are going to invest in stability. And when you look at Frontier, we are a Fortune 1000 Company. We are on the S&P 500. And after this acquisition we will be a Fortune 500 Company. And when you look at our finances today, we have $2.2 billion in revenue. That revenue stream will grow to approximately $7 billion in revenue.  Our debt ratio today sits at 3.8 times EBITDA.  So 3.8 times after what is left over after our expense, if you take out expense from our revenue, our debt is 3.8 times.  That gets reduced, day one, without any synergies or anything else, that gets reduced to 2.6x.  So we grow our revenue three times, we decrease our debt; we become almost investment grade from a rating perspective, day one.  That’s a great opportunity.

Bray Cary: Well that I guess, as I was looking at what your financials says, and by the way Standard & Poor’s – those guys have no dog in hunt so that’s a very reliable evaluation.  I don’t understand what the concern is, and yet I’m hearing a lot of noise about it, but I don’t understand what the facts are.

Ken Arndt: There’s another company called Fairpoint Communications.  Fairpoint was a company that was smaller then, they were about 125,000 access lines.  We’re 1.6 million access lines.  They were a very small company that bought a market, the Verizon markets in the Northeast United States, Vermont, Maine, Massachusetts.  They had to create brand new billing systems, from scratch.  And you know, if you’ve ever experienced switching over to new a new system, it’s fairly difficult. So they created brand new, purpose built, billing and back-office systems just for this acquisition

Bray Cary:  And Ken, you all, you’re announced plans are to bring your Southeast headquarters to Charleston, West Virginia. So West Virginia will become a headquarter state.  It will become a very key, pivotal point of your operation. What is the timing of this if it goes as expected?

Ken Arndt: If it goes as expected, the headquarters, we expect it to be running in the state of West Virginia and the entire Southeast Region, I expect to be running it, by late May.

Bray Cary:  Late May of 2010.  So Public Service, their hearings are in January, then they will rule on that some time relatively shortly after the hearings, and then the final step, I guess, is the FCC and then shareholder approval

Ken Arndt: We already have shareholder approval.  That actually happened a few weeks ago, so we have shareholder approval and the overwhelming support of the Frontier shareholders.  Verizon shareholders do not have to approve this; Frontier shareholders have overwhelmingly approved the transaction.

Bray Cary: So the two governing bodies approve it and you guys are ready to go.

Ken Arndt: Correct.

Bray Cary: Alright, well Ken Arndt, thank you.  I guess everybody ought to get used to hearing Frontier Communications, because statewide it’s going to probably be our telephone provider and broadband provider for the future.  Ken thank you very much and we’ll be back with more on Decision Makers after this.

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into our existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This communication is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.